# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vistagen Therapeutics, Inc., CIK 0001411685
CUSIP: 92840H400
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 343 Allerton Avenue, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001969280

## Reporting persons
- TCG Crossover GP I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,025,007; sole dispositive power 0; shared dispositive power 1,025,007; aggregate amount beneficially owned 1,025,007 (2.6% of the class)
  Comment: These securities are held of record by TCG Crossover I (as defined in Item 2(a) below). TCG Crossover GP I (as defined in Item 2(a) below) is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Consists of (i) 669,145 shares of Common Stock (as defined in Item 2(d) below) of the Issuer (as defined in Item 1(a) below), (ii) 334,573 shares of Common Stock issuable upon exercise of certain Tranche I Warrants (as defined and described in the Issuer's Prospectus Supplement filed with the United States Securities and Exchange Commission (the Commission)) pursuant to Rule 424(b)(5) on October 3, 2023 (the Prospectus)), and (iii) 21,289 shares of Common Stock issuable upon exercise of certain Tranche II Warrants (as defined in the Prospectus). This total excludes 384,239 shares of Common Stock issuable upon exercise of certain Tranche II Warrants because the Tranche II Warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder's affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding (the Beneficial Ownership Limitation).
  
  Based on 39,976,179 shares of Common Stock, as follows: (a) 39,620,317 outstanding as of February 11, 2026, as reported by the Issuer in its quarterly report filed with the Commission on February 12, 2026 (the Form 10-Q), plus (b) an aggregate of 355,682 shares of Common Stock issuable upon exercise of Tranche I Warrants and Tranche II Warrants held of record by TCG Crossover I.
- TCG Crossover Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,025,007; sole dispositive power 0; shared dispositive power 1,025,007; aggregate amount beneficially owned 1,025,007 (2.6% of the class)
  Comment: These securities are held of record by TCG Crossover I. TCG Crossover GP I is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Consists of (i) 669,145 shares of Common Stock of the Issuer, (ii) 334,573 shares of Common Stock issuable upon exercise of Tranche I Warrants and (iii) 21,289 shares of Common Stock issuable upon exercise of Tranche II Warrants. This total excludes 384,239 shares of Common Stock issuable upon exercise of certain Tranche II Warrants that may not be exercised due to the Beneficial Ownership Limitation.
  
  Based on 39,976,179 shares of Common Stock, as follows: (a) 39,620,317 outstanding as of February 11, 2026, as reported by the Issuer in the Form 10-Q, plus (b) an aggregate of 355,682 shares of Common Stock issuable upon exercise of Tranche I Warrants and Tranche II Warrants held of record by TCG Crossover I.
- TCG Crossover GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,075,022; sole dispositive power 0; shared dispositive power 3,075,022; aggregate amount beneficially owned 3,075,022 (7.6% of the class)
  Comment: These securities are held of record by TCG Crossover II (as defined in Item 2(a) below). TCG Crossover GP II (as defined in Item 2(a) below) is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Consists of (i) 2,007,435 shares of Common Stock of the Issuer, (ii) 1,003,718 shares of Common Stock issuable upon exercise of Tranche I Warrants, and (iii) 63,869 shares of Common Stock issuable upon exercise of Tranche II Warrants. This total excludes 1,152,716 shares of Common Stock issuable upon exercise of certain Tranche II Warrants that may not be exercised due to the Beneficial Ownership Limitation.
  
  Based on 40,687,904 shares of Common Stock, as follows: (a) 39,620,317 outstanding as of February 11, 2026, as reported by the Issuer in the Form 10-Q, plus (b) an aggregate of 1,067,587 shares of Common Stock issuable upon exercise of Tranche I Warrants and Tranche II Warrants held of record by TCG Crossover II.
- TCG Crossover Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,075,022; sole dispositive power 0; shared dispositive power 3,075,022; aggregate amount beneficially owned 3,075,022 (7.6% of the class)
  Comment: These securities are held of record by TCG Crossover II. TCG Crossover GP II is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Consists of (i) 2,007,435 shares of Common Stock of the Issuer , (ii) 1,003,718 shares of Common Stock issuable upon exercise of Tranche I Warrants, and (iii) 63,869 shares of Common Stock issuable upon exercise of Tranche II Warrants. This total excludes 1,152,716 shares of Common Stock issuable upon exercise of certain Tranche II Warrants that may not be exercised due to the Beneficial Ownership Limitation.
  
  Based on 40,687,904 shares of Common Stock, as follows: (a) 39,620,317 outstanding as of February 11, 2026, as reported by the Issuer in the Form 10-Q, plus (b) an aggregate of 1,067,587 shares of Common Stock issuable upon exercise of Tranche I Warrants and Tranche II Warrants held of record by TCG Crossover II.
- Chen Yu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,100,029; sole dispositive power 0; shared dispositive power 4,100,029; aggregate amount beneficially owned 4,100,029 (9.99% of the class)
  Comment: These securities are held of record by TCG Crossover I and TCG Crossover II. TCG Crossover GP I is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to the securities held of record by TCG Crossover I. TCG Crossover GP II is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to the securities held of record by TCG Crossover II. Chen Yu is the sole managing member of each of TCG Crossover GP I and TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to the securities held of record by TCG Crossover I and TCG Crossover II.
  
  Consists of (i) 669,145 shares of Common Stock held of record by TCG Crossover I, (ii) 334,573 shares of Common Stock issuable upon exercise of Tranche I Warrants held of record by TCG Crossover I, (iii) 21,289 shares of Common Stock issuable upon exercise of Tranche II Warrants held of record by TCG Crossover I, (iv) 2,007,435 shares of Common Stock held of record by TCG Crossover II, (v) 1,003,718 shares of Common Stock issuable upon exercise of Tranche I Warrants held of record by TCG Crossover II, and (vi) 63,869 shares of Common Stock issuable upon exercise of certain Tranche II Warrants held of record by TCG Crossover II. This total excludes an aggregate of 1,536,955 shares of Common Stock issuable upon exercise of certain Tranche II Warrants that may not be exercised due to the Beneficial Ownership Limitation.
  
  Based on 41,043,766 shares of Common Stock, as follows: (a) 39,620,317 outstanding as of February 11, 2026, as reported by the Issuer in the Form 10-Q, plus (b) an aggregate of 1,423,449 shares of Common Stock issuable upon exercise of Tranche I Warrants and Tranche II Warrants held of record by TCG Crossover I and TCG Crossover II.

## Item 1. Issuer
Name of issuer: Vistagen Therapeutics, Inc.
Address of issuer's principal executive offices: 343 Allerton Avenue, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing: This Amendment No. 1 (Amendment No. 1) amends and supplements the Schedule 13G initially filed with the Commission on October 16, 2023 (the Original Schedule 13G) and is being filed by TCG Crossover Fund I, L.P. (TCG Crossover I), TCG Crossover GP I, LLC (TCG Crossover GP I), TCG Crossover Fund II, L.P. (TCG Crossover II) and TCG Crossover GP II, LLC (TCG Crossover GP II and together with TCG Crossover I, TCG Crossover GP I and TCG Crossover II, the Reporting Entities) and Chen Yu (the Reporting Individual). The Reporting Entities and the Reporting Individual are collectively referred to as the Reporting Persons. The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached as Exhibit 1 to the Original Schedule 13G. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Amendment No. 1 except to the extent of such Reporting Person's pecuniary interest therein.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 245 Lytton Ave., Suite 350, Palo Alto, CA 94301.
Citizenship: TCG Crossover GP I and TCG Crossover GP II are each a limited liability company organized under the laws of the State of Delaware. TCG Crossover I and TCG Crossover II are each a limited partnership organized under the laws of the State of Delaware. The Reporting Individual is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding comments.
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding comments.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding comments.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding comments.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding comments.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding comments.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of TCG Crossover I and TCG Crossover II and the limited liability company agreements of TCG Crossover GP I and TCG Crossover GP II, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TCG Crossover GP I, LLC: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (05/15/2026)
- TCG Crossover Fund I, L.P.: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (05/15/2026)
- TCG Crossover GP II, LLC: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (05/15/2026)
- TCG Crossover Fund II, L.P.: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (05/15/2026)
- Chen Yu: /s/ Craig Skaling, Craig Skaling, as Attorney-in-Fact for Chen Yu (05/15/2026)